THELEN REID & PRIEST LLP
                                Attorneys At Law
                              40 West 57th Street
                              New York, NY 10019



                                        October 9, 1998


          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

                    Re:  National Fuel Gas Company
                         Form U-1 Application-Declaration
                         (File No. 70-8841)
                         --------------------------------

          Ladies and Gentlemen:

                    Pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, this letter is filed on behalf of National Fuel Gas Company (the "Company") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to amend its existing rights agreement. The proposed amendment will be carried out in accordance with the terms and conditions of the Company's Application-Declaration filed April 11, 1996 (file no. 70-8841) and pursuant to the order of the Commission with respect thereto dated June 12, 1996.

                     Pursuant to the Commission's order, the Company and Marine Midland Bank, as Rights Agent (the "Rights Agent") have previously entered into a certain Rights Agreement, dated as of June 12, 1996 (the "Original Agreement"). The Application-Declaration authorized by the Commission allows the Company to amend the Original Agreement as permitted by the terms thereof. The proposed amendments are in compliance with, and permitted by, the terms of the Original Agreement.

                    Pursuant to Section 27 of the Original Agreement, the Company is authorized to supplement or amend the Original Agreement from time to time and, so long as its interests are not adversely affected thereby, the Rights Agent has undertaken to execute any such supplement or amendment. On September 17, 1998, the Board of Directors of the Company authorized the officers of the Company to amend the Original Agreement in certain respects.

                    The reasons for entering into an amended agreement are several. First, in light of recent legal developments which have called into question the validity of provisions in rights plans conferring special voting rights on certain directors, the Board of Directors has decided to replace such provision with a requirement that redemption decisions and other determinations be made only upon the affirmative vote of three-fourths of the entire Board of Directors. Second, in light of the fact that various provisions of the Original Agreement do not contemplate the need for additional regulatory approval, the Board of Directors has decided to amend the Original Agreement to qualify certain Company obligations which may require prior regulatory approval. Third, the Board of Directors has determined that it is appropriate to extend the term of the Original Agreement for an additional two years and to qualify certain provisions thereof.

                    On the basis of our conversation with the Staff of the Office of Public Utility Regulation, the Company plans to proceed with entering into an Amended and Restated Rights Agreement on or after October 16, 1998.

                    Attached hereto as Exhibit A-4 please find a draft of the Amended and Restated Rights Agreement between the Company and Marine Midland Bank, Rights Agent.

                                        Very truly yours,

                                        Thelen Reid & Priest LLP,
                                        Counsel for National Fuel Gas Company


                                        /s/ Robert J. Reger, Jr.
                                        ----------------------------------------
                                        By: Robert J. Reger, Jr.

          cc:  James R. Peterson


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                              EXHIBIT INDEX

       Exhibit                 Description
       -------                 -----------

        A-4                    Draft of Amended & Restated Rights Agreement